Exhibit 2.1
IRREVOCABLE UNDERTAKING

To:	HDF (UK) Holdings Limited
C/O Hackwood Secretaries Limited
One Silk Street
London
EC2Y 8HQ
2 October 2006
Dear Sirs
Purchase of Macquarie Luxembourg Water Sarl
In connection with the proposed purchase by HDF (UK) Holdings Limited (the “Buyer”) of all the shares in Macquarie Luxembourg Water Sarl (the “Company”) and all the preferred equity certificates of class A and of class B issued by the Company on the terms and subject to the conditions set out in the sale and purchase agreement between MEIF Luxembourg Holdings S.A. (the “Seller”) and the Buyer dated 2 October (the “Purchase”), we, the undersigned, irrevocably and (save as expressly set out below) unconditionally undertake, warrant, confirm and agree as follows:
1	We are the sole legal and beneficial owner of the number of ordinary shares of €25 each in the Company (“Ordinary Shares”), the number of Class A Preferred Equity Certificates of €1 each issued by the Company (“A PECs”) and the number of Class B Preferred Equity Certificates of £1 each issued by the Company (“B PECs”) (together the “Units”) set opposite our name in the schedule to this undertaking, being all the Units of which we are the beneficial owner or sole registered holder or which are otherwise controlled by us.

2	We have all necessary power and authority to give this undertaking and to transfer the full legal and beneficial ownership of all the Units which are the subject of this undertaking to the Buyer pursuant to the Purchase.

3	We undertake that we shall transfer or procure the transfer, with full title guarantee, of all the Units set out in the schedule to this undertaking to the Buyer on the date determined in accordance with the agreement relating to the Purchase and notified to us in writing by the Seller.

4	We undertake that we will effect the transfer outlined in paragraph 3 above on the basis that:

4.1	the aggregate consideration paid by the Buyer to the Seller pursuant to (and in accordance with the mechanism contained in) the agreement relating to the Purchase (the “Consideration”) will be reduced by all legal, advisory and other costs of the Purchase required to be paid by or on behalf of the Seller and the Co-Investors (“Sale Costs”) which will be deducted from the Consideration and paid to the relevant person by the Seller’s solicitors, Berwin Leighton Paisner LLP;

4.2	as soon as reasonably practicable after the deduction outlined in clause 4.1 above, we will receive from the remainder of the Consideration an amount equal to such pro rata percentage of the Consideration as the Ordinary Shares set out in the Schedule to this undertaking bear to the total number of Ordinary Shares in issue at the date of such transfer (our “pro rata percentage”); and

4.3	under the agreement relating to the Purchase, the Consideration is payable by the Buyer to the Seller in sterling by telegraphic transfer to the client account of the Seller’s solicitors, Berwin Leighton Paisner LLP, who will on receipt of such Consideration from the Buyer, having paid the Sale Costs in accordance with clause 4.1 above, transfer our pro rata percentage to the following account:
The Bank of New York, London
SWIFT: IRVTGB2X
For further credit to:
The Bank of New York, New York
SWIFT: IRVTUS3N
For benefit of account no: 803 389 7635
Macquarie Infrastructure Company LLC
5	The Seller is entering into the agreement relating to the Purchase as principal and not as agent for us and we will not be liable to the Buyer or the Seller pursuant to any of the provisions of the agreement relating to the Purchase.

6	We hereby waive all pre-emption and other rights of first refusal in relation to the Units whether under the constitutional documents of the Company or under the shareholders agreement entered into between the shareholders of the Company on 30 April 2004 as amended from time to time (the “Shareholders Agreement”), or otherwise. The provisions set out in this paragraph 6 shall apply equally to the legal or beneficial owners (if any) of the Units in respect of whom we are to procure the transfer pursuant to the terms of paragraph 3 above and we shall procure the observance by those persons of such provisions as if they were specifically a party to this undertaking.

7	We shall not exercise the voting rights attaching to the Units (if any) or any rights under the Shareholders Agreement in any manner which is or is likely to be prejudicial to the success of the Purchase.

8	We shall not, whether alone or with any other person, requisition a meeting of the shareholders of the Company.

9	We shall in our capacity as a shareholder of the Company, unless otherwise agreed by the Seller (in its absolute discretion), exercise or procure the exercise of the voting rights attaching to the Units (if any) against any resolution which may be proposed for the winding-up of the Company, any resolution to increase the authorised share capital or reduce the share capital of the Company or to authorise or empower the directors of the Company to allot or issue securities, and any resolution to replace or amend the memorandum or articles of association of the Company or to approve any acquisition by the Company of its own shares.

10	We warrant that:

10.1	Capacity
10.1.1	South East Water LLC is a limited liability company in good standing, duly incorporated and organised and validly existing under the laws of the State of Delaware;

10.1.2	South East Water LLC has the power and authority required to enter into this undertaking and any other document required to be entered into to effect the transfer detailed in paragraph 3 above and to perform fully its obligations under them in accordance with their terms and has obtained all consents and authorities necessary to enter into and perform fully such obligations;

10.1.3	neither the entry into this undertaking nor the implementation of the transactions contemplated by it will result in:
10.1.3.1	a violation or breach of any provision of the constitutional documents of South East Water LLC;

10.1.3.2	a breach of, or give rise to a default under, any contract or other instrument to which South East Water LLC is a party or by which it is bound; or

10.1.3.3	a violation or breach of any applicable laws or regulations or of any order, decree or judgment of any court, governmental agency or regulatory authority applicable to South East Water LLC or any of its assets.
10.2	Shares

Other than pursuant to the Shareholders Agreement:
10.2.1	There is no option, right of pre-emption, right to require transfer or issue, mortgage, charge, pledge, lien or other encumbrance or security on, over or affecting the Units set out in the schedule to this undertaking and there is no agreement or arrangement to give or create any such encumbrance or security and no claim has been made by any person to be entitled to any of the foregoing.

10.2.2	South East Water LLC will be entitled to transfer the full, legal and beneficial ownership of the Units set out in the schedule to this undertaking to the Buyer on the terms of this undertaking without the consent of a third party, and we agree to consent to such transfer at any meeting of the shareholders of the Company convened for that purpose in compliance with article 189 of the Luxembourg law on commercial companies dated 10 August 1915, as amended from time to time.
and the above warranties shall not be extinguished or affected by completion of the agreement relating to the Purchase.
11	We understand and agree that if we should fail to transfer or procure the transfer of the Units set out in the schedule to this undertaking in accordance with our obligations in this undertaking, or should in some other way be in breach of any other obligations in this undertaking, damages in the form of a liquidated sum would be an inadequate remedy and that an order for specific performance would be the only adequate remedy for such failure or breach.

12	We shall keep the contents of this undertaking and the matters referred to in it strictly confidential save as may be agreed in writing by the Seller or as may be required by law, any rule of a listing authority or stock exchange or any other governmental or other authority to which we are subject or to whose authority we submit. This confidentiality undertaking shall not prevent the disclosure of information to a member of our group, or to any of their respective advisers, directors or officers or to those employees whose function requires such person to have access to the contents of this undertaking.
13	The Seller may assign any of its rights under this undertaking to any subsidiary undertaking or associated undertaking of the Seller. The Buyer shall not be entitled to assign any of its rights under this undertaking.

14	Time is of the essence as regards any time, date or period mentioned in this undertaking or as extended in accordance with the terms of this undertaking.

15	The construction, validity and performance of this undertaking are governed by the laws of England and Wales.

16	The courts of England are to have exclusive jurisdiction to settle any dispute arising out of or in connection with this undertaking. Any proceeding, suit or action arising out of or in connection with this undertaking (“Proceedings”) shall be brought in the English courts. This clause is not concluded for the benefit of any particular party or parties to this undertaking.

17	Each party waives (and agrees not to raise) any objection, on the ground of forum non conveniens or on any other ground, to the taking of Proceedings in the English courts. The parties also agree that a judgement against it in Proceedings brought in England shall be conclusive and binding upon it and may be enforced in any other jurisdiction.

18	Each party irrevocably submits and agrees to submit to the jurisdiction of the English courts.
Delivered as a deed on the date of this document.

SCHEDULE

	(beneficial)	(legal)
Ordinary Shares	175	175

A PECs	15,481,766	15,481,766

B PECs	9,712,500	9,712,500
Yours faithfully

Signed as a deed by as	)
attorney for SOUTH EAST WATER LLC in the presence of:	) /s/ Martin Stanley
)
)

as attorney for SOUTH EAST WATER LLC
Name of witness: JT Laverty
Signature of witness: /s/ JT Laverty
Address: Lvl 28, Citypoint, 1 Ropemaker St.
EC2Y9HD
Occupation: Solicitor

South East Water LLC
125 West 55th Street
New York
New York 10019
USA
Fax: 212 231 1828
For the attention of Peter Stokes
29 September 2006
Dear Sirs
Drag-Along Request
We refer to the Shareholders’ Agreement dated 30 April 2004 (as amended, restated or novated from time to time) between, amongst others, (1) MEIF Luxembourg Holdings S.A., (2) South East Water LLC in respect of Macquarie Luxembourg Water S.a.r.l. (the “Company”) and the other shareholders named therein (the “Shareholders’ Agreement”).
Capitalised terms used in this letter shall have the same meaning as in the Shareholders’ Agreement unless otherwise defined herein.
We draw your attention to paragraph 3.1 of Schedule 3 of the Shareholders’ Agreement which states that, if we wish to transfer all of our Securities to any person (the “Proposed Transferee”), you (in your capacity as a Non-MEIF Shareholder) promise to sell to the Proposed Transferee all of the Securities held by you at the price per Share and/or Preferred Equity Certificate and on the same terms and conditions offered by the Proposed Transferee to us.
Under the terms of the Shareholders’ Agreement, you undertake to perform such promise subject only to us exercising our right to require you to do so by serving a drag-along request (a “Drag-Along Request”) in accordance with paragraph 3.2 of Schedule 3 of the Shareholders’ Agreement.
In accordance with the terms of the Shareholders’ Agreement, we confirm that this letter shall constitute a Drag-Along Request and hereby notify you that:
(a)	we intend to transfer all of our Securities pursuant to, and contemporaneously with the execution of, a sale and purchase agreement (the “Sale and Purchase Agreement”) to be entered into between MEIF Luxembourg Holdings S.A. as seller and (2) HDF (UK) Holdings Limited (the “Buyer”);

(b)	the transfer of your interest will occur pursuant to the irrevocable undertaking in the form attached to this letter (the “Irrevocable Undertaking”) resulting in a simultaneous transfer of your interest in the Company on terms equivalent to or better than the terms of the sale of our Securities pursuant to the Sale and Purchase Agreement;

(c)	the proceeds payable to you from the sale of your interest in the Company net of transaction costs pursuant to the Sale and Purchase Agreement and the Irrevocable Undertaking will be £47,442,154.68 (the “SEW Proceeds”) representing your pro-rata percentage of the Consideration less your pro-rata percentage of the transaction costs associated with the sale, including £498,750.00 representing your pro-rata percentage of financial broker fees to be paid to Macquarie Bank Limited by the shareholders of the Company. We confirm that we have instructed Berwin Leighton Paisner LLP to distribute the SEW Proceeds to you as soon as reasonably practicable following execution of the Sale and Purchase Agreement.
We hereby undertake to deliver to you, (i) as soon as reasonably practicable (and, in any event, within 1 business day) following Completion, fully executed copies of the Sale and Purchase Agreement and the Irrevocable Undertaking and (ii) as soon as reasonably practicable (and, in any event, within 5 business days) any other Documents executed pursuant to the power of attorney that you have provided to us.
Yours faithfully

/s/ Martin Stanley

For and on behalf of
MEIF Luxembourg Holdings S.A.
Acknowledged and Agreed:

/s/ Peter Stokes

For and on behalf of
Macquarie Infrastructure Company LLC, as managing member of
South East Water LLC